As filed with the Securities and Exchange Commission on May 24, 2018

Registration No. 333-134940

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST EFFECTIVE AMENDMENT NO. 2 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

NTT DOCOMO, INC.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

JAPAN

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

225 Liberty Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

225 Liberty Street, 21st Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 2 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item -1.	Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16, 17 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18 19 and 21
3. Fees and Charges	Articles number 7 and 8
Item - 2.	Available Information
Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement dated as of October 21, 1998, as amended and restated as of January 11, 1999, as further amended and restated as of June 14, 1999, as further amended and restated as of January 30, 2002, as further amended and restated as of May 21, 2002, as further amended and restated as of September 26, 2013, and as further amended and restated as of ___________, 2018 among NTT DOCOMO INC., The Bank of New York Mellon as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. – Filed herewith as Exhibit 1.
b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented thereby. – Not Applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.
e.	Certification under Rule 466. –Not Applicable.

Item - 4. Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, May 24, 2018.

Legal entity created by the agreement for the issuance of American Depositary Receipts for common stock of NTT DoCoMo, Inc.

By:	The Bank of New York Mellon, As Depositary

By: /s/ Slawomir Soltowski

Name: Slawomir Soltowski

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, NTT DoCoMo, Inc. has caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Tokyo, Japan on May 24, 2018.

NTT DoCoMo, Inc.

By:	/s/ Kazuhiro Yoshizawa
Name:	Kazuhiro Yoshizawa
Title:	President and Chief Executive Officer,
Member of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated on May 24, 2018.

Name	Title

/s/ Kazuhiro Yoshizawa	President and Chief Executive Officer,
Kazuhiro Yoshizawa	Member of the Board of Directors

/s/ Hiroyasu Asami	Senior Executive Vice President,
Hiroyasu Asami	Chief Information Officer,
Chief Information Security Officer,
Chief Privacy Officer,
Member of the Board of Directors

/s/ Toshiki Nakayama	Senior Executive Vice President,
Toshiki Nakayama	Member of the Board of Directors

/s/ Hirotaka Sato	Executive Vice President,
Hirotaka Sato	Chief Financial Officer,
Member of the Board of Directors
Director

/s/ Kiyohiro Omatsuzawa	Executive Vice President,
Kiyohiro Omatsuzawa	Member of the Board of Directors

/s/ Hiroshi Tsujigami	Executive Vice President,
Hiroshi Tsujigami	Member of the Board of Directors

/s/ Kouji Furukawa	Executive Vice President,
Kouji Furukawa	Member of the Board of Directors

/s/ Kyoji Murakami	Executive Vice President,
Kyoji Murakami	Member of the Board of Directors

/s/ Hiroshi Nakamura	Executive Vice President,
Hiroshi Nakamura	Chief Technology Officer,
Member of the Board of Directors

/s/ Hozumi Tamura	Executive Vice President,
Hozumi Tamura	Member of the Board of Directors

Senior Vice President,
Seiji Maruyama	Member of the Board of Directors

Member of the Board of Directors
Kaoru kato

Outside Member of the Board of Directors
Teruyasu Murakami

Outside Member of the Board of Directors
Noriko Endo

Member of the Board of Directors
Shinichiro Ueno

NTT DOCOMO USA, Inc.
Authorized U.S. Representative

/s/ Kimihiro Okubo	President and Chief Executive Officer
Kimihiro Okubo

INDEX TO EXHIBITS

Exhibit

Number Exhibit

1	Form of Deposit Agreement dated as of October 21, 1998, as amended and restated as of January 11, 1999, as further amended and restated as of June 14, 1999, as further amended and restated as of January 30, 2002, as further amended and restated as of May 21, 2002, as further amended and restated as of September 26, 2013, and as further amended and restated as _________, 2018 among NTT DOCOMO, INC., The Bank of New York Mellon as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder.